UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)
Date: June 9, 2008
	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM’S SHAREHOLDERS ELECT NEW BOARD AND APPROVE ANNUAL

DIVIDENDS

Moscow and New York (June 9, 2008) — Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced that at its Annual General Shareholders Meeting (AGSM) held today in Moscow shareholders approved all agenda items and elected a new Board of Directors. Holders of approximately 84% of the Company’s shares were represented at the AGSM.

One of the items approved by the AGSM was payment of annual dividends in the amount of RUR 270.01 per ordinary share of VimpelCom stock (or approximately $0.57 per American Depositary Share based on the Russian Central Bank exchange rate as of June 9, 2008) for the 2007 fiscal year, amounting to a total of RUR 13.8 billion (or approximately $588 million based on the Russian Central Bank exchange rate as of June 9, 2008), to be payable within 60 days.

New composition of the Board of Directors of VimpelCom:

Mikhail Fridman (Member of the Board of Directors of Alfa-Bank, Chairman of the Supervisory Board of Alfa Group Consortium, Chairman of the Board of Directors of TNK-BP, member of the Board of Directors of VimpelCom since July 2001),

Kjell Morten Johnsen (Senior Vice President of Telenor Central & Eastern Europe, Head of Telenor Russia, member of the Board of Directors of VimpelCom since July 2007),

Hans Peter Kohlhammer (Founder of Kohlhammer Consulting, CEO of Broadnet AG, a new member of the Board of Directors of VimpelCom),

Jo Lunder (President of Ferd Industrial Holding, member of VimpelCom’s Board of Directors since May 2002, former General Director and Chairman of the Board of Directors of VimpelCom),

Oleg Malis (Senior Vice President of Altimo, member of the Board of Directors of VimpelCom since June 2006),

Leonid Novoselsky (General Director of OOO GK Gradient, member of the Board of Directors of VimpelCom since June 2006),

Alexei Reznikovich (Chief Executive Officer of Altimo, member of the Board of Directors of VimpelCom since May 2002),

Ole Bjorn Sjulstad (Senior Vice President, Central & Eastern Europe of Telenor, a new member of the Board of Directors of VimpelCom),

Jan Edvard Thygesen (Executive Vice President of Telenor, Head of Central/Eastern European operations, a new member of the Board of Directors of VimpelCom).

VimpelCom will submit a copy of the voting results of the AGSM under separate cover of Form 6-K to the U.S. Securities and Exchange Commission and the New York Stock Exchange. An electronic copy of the voting results of the AGSM will be available for review on VimpelCom’s web site, www.vimpelcom.com, in the “SEC Filings” section.

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7 (495) 910-5977	Tel: 1 (212) 850-5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com